082-34846

INTERIM REPORT
JULY 1 – SEPTEMBER 30, 2007


LANXESS

LANXESS
Energizing Chemistry

Key Data	Q3 2006	Q3 2007	Change	9M 2006	9M 2007	Change
€ million			in %			in %
Sales	1,691	1,705	0.8	5,278	5,143	(2.6)
EBITDA pre exceptionals	164	175	6.7	570	605	6.1
EBITDA margin pre exceptionals	9.7%	10.3%		10.8%	11.8%	
EBITDA	148	174	17.6	525	446	(15.0)
EBIT pre exceptionals	102	112	9.8	383	421	9.9
EBIT	85	104	22.4	337	210	(37.7)
EBIT margin	5.0%	6.1%		6.4%	4.1%	
Net income	36	75	> 100	195	107	(45.1)
Earnings per share (€)	0.43	0.89[1]	> 100	2.31	1.27[1]	(45.0)
Cash flow from operating activities	149	121	(18.8)	246	310	26.0
Depreciation and amortization	63	70	11.1	188	236	25.5
Capital expenditures	66	59	(10.6)	147	170	15.6
Total assets				4,205[2]	4,130	(1.8)
Equity (including minority interest)				1,428[2]	1,526	6.9
Equity ratio				34.0%[2]	36.9%	
Pension provisions				520[2]	504	(3.1)
Net financial liabilities				511[2]	491	(3.9)
Employees (as of September 30)				16,481[2]	14,659	(11.1)

[1] see "Earnings per Share" in the notes to the financial statements
[2] as of December 31, 2006

The segment-related data in this report have been adjusted to the new reporting structure.
For details see the Notes to the Consolidated Interim Financial Statements as of September 30, 2007, beginning on page 24.



Q3 Overview

- Third-quarter sales show 6.0% year-on-year gain when adjusted for portfolio and currency effects
- EBITDA pre exceptionals increases by 6.7%
- EBITDA margin rises to 10.3% from 9.7% in the prior-year quarter
- Net income more than doubles to €75 million
- Some 1.4 million shares repurchased for a total of €49.9 million
- Net financial liabilities down from €511 million to €491 million
- Operational management of the Lustran Polymers business unit transferred
- Guidance for 2007 confirmed: EBITDA pre exceptionals to advance to between €700 million and €720 million

LANXESS

Energizing Chemistry

+++ 3rd Quarter 2007 +++ 3rd Quarter 2007 +

July 2/4



+++ Dignitary Visit and Cooperation in China +++
Wen Jiabao, Premier of the State Council of the People's Republic of China, visited LANXESS's production site in Wuxi. The visit took place against the backdrop of the Premier's interest in companies with an outstanding safety, health and environmental record. In addition, LANXESS's Polybutadiene Rubber business unit in China signed a 3-year cooperation agreement with the Beijing Research & Design Institute of Rubber Industry (BRDI). The purpose of the venture is to underpin LANXESS's efforts to explore and further penetrate the world's fastest-growing tire market.

July 6

+++ LANXESS presses ahead with butyl rubber expansion +++


LANXESS

LANXESS has completed the first phase of a plant expansion at its site in Sarnia, Canada, increasing its butyl rubber capacity there by 42%. Work has already started on the second phase, which will add another 10% to capacity by 2009.

July 18 and 31

+++ Rating agencies Moody's and Standard & Poor's each raise their rating for LANXESS by one notch +++
Moody's Investor Services has upgraded its rating for LANXESS by one notch, taking it from "Baa3," in place since May 2005, to "Baa2" with stable outlook. Standard & Poor's upgraded the "BBB–" rating it assigned to LANXESS in October 2004 by one notch to "BBB" with stable outlook. This means that the world's three major rating agencies, the third being Fitch Ratings, have all given LANXESS a "BBB" or "Baa2" investment grade rating with stable outlook.

August 31

+++ LANXESS to build new ion exchange resins plant in India +++
LANXESS is to build its new facility for the production of ion exchange resins in the Indian state of Gujarat. Construction work on the €30 million plant at the new Jhagadia Chemical Park near Baroda is set to begin in the second quarter of 2008. Production is scheduled to start at the beginning of 2010, with 200 new employees to be hired. The plant, assigned to the Ion Exchange Resins business unit, will manufacture products for industrial water treatment and the generation of ultra-pure water for the semiconductor and pharmaceutical industries.

September 14

+++ €10 million investment for the production of specialty elastomers +++
LANXESS plans to increase production of its ethylene-vinyl acetate copolymer (EVM). Capacity at the plant in Dormagen is to be significantly expanded to meet steadily growing demand for this specialty rubber. The current permit allows for a maximum output of 15,000 metric tons per year.

++ 3rd Quarter 2007 +++ 3rd Quarter 2007 +++

September 14

+++ Share buyback +++

LANXESS AG has repurchased 1,418,000 shares for just under €50 million under the share buyback program it announced in August. The shares have been retired, reducing the number of voting rights to 83,202,670.

September 17

+++ Large contract from New Caledonia +++

LANXESS has won a major contract from Goro Nickel S.A.S. of Nouméa, New Caledonia, to supply the company with ion exchange resins from the Lewatit® product family. Starting in 2009 the resins will be used to recover nickel in a more environmentally compatible manner than before. This new field of application offers LANXESS tremendous business potential.

September 19

+++ News from the Capital Markets and Media Day in London +++

At this forum LANXESS announced its commitment to operate as a specialty chemicals enterprise at the core of the chemical industry following the successful divestiture of the Lustran Polymers business unit. Consistent with its rigorous market orientation, LANXESS will group its 13 business units in three segments starting in October 2007: Performance Polymers, Advanced Intermediates and Performance Chemicals. LANXESS will make capital expenditures of approximately €1 billion over the next three years, some 60% of which is earmarked for capacity expansions. Between now and 2009, the "LANXESS goes Asia" initiative will be the investment program's main focus. Thanks to the Group's much improved profitability and its financial soundness, LANXESS will reach the earnings levels originally targeted for 2009 a year ahead of schedule in 2008.

September 26

+++ Realignment of LANXESS NV in Antwerp +++

Flexibilization of services is at the heart of the restructuring announced by LANXESS for its Belgian subsidiary. Many of the 127 jobs affected are to be transferred to specialized, external service providers who can operate more flexibly on site and offer better employment prospects going forward. The realignment is necessary in order to regain the competitiveness lost by the Antwerp site in the past.

September 30

+++ Two portfolio changes completed +++



Effective September 30, 2007, the former Lustran Polymers business unit was transferred to INEOS ABS, a newly formed joint venture with British chemicals group INEOS. LANXESS will initially hold a 49% financial interest in the joint venture, while INEOS will run the operating business. The parties agreed that INEOS will acquire the minority interest held by LANXESS in two years' time. LANXESS will then withdraw completely from the ABS plastics business.

Also effective September 30, 2007, LANXESS sold its wholly owned subsidiary Borchers GmbH, along with Borchers' activities outside of Germany, to the U.S.-based OM Group (OMG). Borchers, which specializes in additives for coatings, emulsion paints and printing inks, was considered a peripheral business of LANXESS.

LANXESS Stock

The performance of LANXESS stock in the third quarter of 2007 was driven by developments on the international capital markets. The result was high volatility and a comparatively weak price trend.

Having started the third quarter on a positive note sustained from the preceding period, markets entered a distinct consolidation phase in late July. International equity markets were under increasing pressure, with trading characterized by high volatility. This was attributable to the crisis on the U.S. mortgage lending market and fears it could spread to the entire financial sector and other areas of the economy. Persistently high oil prices and the continued weakness of the U.S. dollar made markets even more nervous. Trading patterns in the U.S. and warnings of additional repercussions from the subprime credit crisis factored heavily into the performance of the German indices. Positive news such as releases of strong results by companies sparked only short-lived momentum at best. Germany's blue-chip index, the DAX, fell below 8000 points. The losses were quite substantial on some days, with the index reaching its quarter low of 7343 on August 10. Hopes of a further cut in U.S. interest rates led to a slight recovery in the DAX towards the end of September. It closed the quarter on September 28 at 7861, down 1.8% from the start of the quarter. Third-quarter losses on the DJ STOXX 600 Chemicals totaled 2.8%, with the index falling from 500.78 points to a low of 454.12 before closing the quarter at 486.85. The MDAX dropped well below the 11,000 mark starting in late July, even remaining below 10,000 for a time. Its final standing for the quarter was 10,334 points, 6.3% less than at the beginning of the reporting period.

LANXESS stock, which forms part of the MDAX, also suffered losses in the third quarter, with significant falls on certain days. The stock closed the quarter at €33.28, down 19.6%.

The price took a definitive slide below the €40 mark starting in mid-August, hovering around €35 in the weeks that followed. Investors reacted to the credit woes and accompanying market unease by turning to more defensive equities, favoring less cyclical stocks with higher trading volumes. LANXESS stock could not escape the effects of this continuing investment trend. Consequently, the positive development at our company failed to alter the price trend.

Important news in the period under review included the decision made in July by agencies Moody's and Standard & Poor's to raise their ratings for LANXESS by one notch to "Baa2" and "BBB," respectively, both with stable outlook. The agencies cited the improvement in LANXESS's operating performance, achieved through restructuring and active portfolio management, and better financial data as their reasons for the upgrade. Also in July, LANXESS announced plans to build a new butyl rubber plant in Asia at a cost of up to €400 million. In August 2007 LANXESS presented its half-year report containing solid business data, including further earnings increases and an improved EBITDA margin.

Another major topic in the reporting period was the decision by the Management Board to buy back €50 million in shares. By August 30, 2007, a total of 1,418,000 shares, equivalent to 1.68% of the capital stock, had been purchased on the stock market through an investment firm and retired, reducing the capital stock to €83,202,670. The buyback is designed to raise earnings per share.

In September LANXESS held its second Capital Markets and Media Day, this time in London. The focus of the event was on LANXESS's future positioning and earnings goals. Additional information can be found on page 6.

LANXESS Stock		Year 2006	Q1 2007	Q2 2007	Q3 2007
Capital stock/no. of shares[1]	€/no. of shares	84,620,670	84,620,670	84,620,670	83,202,670[2]
Market capitalization[1]	€ billion	3.59	3.27	3.50	2.76
High/low for the period	€	42.48/24.67	43.55/34.88	43.75/37.39	42.42/32.91
Closing price[1]	€	42.48	38.65	41.38	33.28
Trading volume	million shares	132.071	51.516	49.895	59.007
Earnings per share	€	2.33	1.08	(0.70)	0.89

[1] as of December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007 respectively
[2] capital stock since September 12, 2007

Stock Performance in %



130
120
110
100
90
80
70
December 29, 2006
(€42.48)
March 30, 2007
(€38.56)
June 29, 2007
(€41.38)
September 28, 2007
(€33.28)

● LANXESS Stock ● DJ STOXX 600 Chemicals℠ * MDAX ○ DAX

Based on XETRA closing prices.

* The Dow Jones STOXX 600 Chemicals℠ represents the chemicals-sector companies that are included in a larger index covering the 600 largest European enterprises in 18 different industries.

Further information on all the above topics is available at www.lanxess.com under Investor Relations.

Positioning and Goals of the LANXESS Group

The LANXESS Group presented its new positioning and clarified its earnings goals at its second Capital Markets and Media Day in September.

Positioning After successfully divesting the Lustran Polymers business unit, LANXESS will increasingly position itself as a specialty chemicals enterprise, as also manifested by the changes the company has made to its business segments. LANXESS's 13 business units are now grouped in three segments: Performance Polymers, Advanced Intermediates and Performance Chemicals (see graphic below). All segments will concentrate on offering premium products, processes and services going forward. They will also work toward further stabilizing, underpinning and improving the reliability of their businesses and enhancing LANXESS's role as a leader in the chemical industry.

Earnings targets Against the background of its structural realignment and improved cost structures, LANXESS also announced that it now expects to reach the targets it set for 2009 in 2008, i.e., one year ahead of schedule:

- LANXESS's EBITDA margin will draw level with the average for the peer group by 2008.
- No business in the company's portfolio will generate an EBITDA margin below 5 percent.
- LANXESS will maintain its investment-grade rating.

The presentations from the Capital Markets and Media Day are available for download at www.lanxess.com under Investor Relations (click on Events & Presentations).

Previous segment structure

Performance Rubber
- Butyl Rubber
- Polybutadiene Rubber
- Technical Rubber Products

Engineering Plastics[1]
- Lustran Polymers X[2]
- Fibers X
- Semi-Crystalline Products

Chemical Intermediates
- Basic Chemicals
- Saltigo
- Inorganic Pigments

Performance Chemicals
- Material Protection Products
- Functional Chemicals
- Leather
- Rhein Chemie
- Rubber Chemicals
- Ion Exchange Resins
- Textile Processing Chemicals X
- Paper X

New segment structure

Performance Polymers
- Butyl Rubber
- Polybutadiene Rubber
- Technical Rubber Products
- Semi-Crystalline Products

Advanced Intermediates
- Basic Chemicals
- Saltigo

Performance Chemicals
- Material Protection Products
- Inorganic Pigments
- Functional Chemicals
- Leather
- Rhein Chemie
- Rubber Chemicals
- Ion Exchange Resins

[1] operating segment until September 30, 2007
[2] business unit deconsolidated
X business unit divested

Interim Group Management Report as of September 30, 2007

Business Trends and Economic Situation

Economic environment The global economy remained robust in the third quarter of 2007. The limited growth in North America was offset by strong momentum in the Asia-Pacific region and solid growth in Europe. The German economy also continued to expand. This stable environment also provided impetus to the chemical economy. Output increased by 5.2%, although raw material prices remained high.

Sales LANXESS generated sales of €1,705 million in the third quarter, slightly above the year-earlier figure of €1,691 million. Adjusted for portfolio changes and negative currency effects, the Group posted organic business growth of 6.0% in a positive market environment. The sales gains resulted from price increases of 1.6% and a 4.4% increase in volumes. Portfolio changes, which shaved 2.2% off of sales, related to the sale of the Textile Processing Chemicals business unit at the end of 2006. The principal component of the negative currency effects, which diminished sales by 3.0%, was the weakness of the U.S. dollar.

Effects on Sales	Q3 2007	9M 2007
Approximate data	%	%
Price	1.6	2.2
Volume	4.4	2.1
Currency	(3.0)	(3.3)
Portfolio	(2.2)	(3.6)
	0.8	**(2.6)**

All of our operating segments reported sales growth on an adjusted basis due to both price and volume increases. Deserving special mention here is the Performance Polymers segment, where additional production capacities were well absorbed by the market. Advanced Intermediates enjoyed above-average volume growth in the wake of brisk demand. Prices were raised chiefly in those areas that reported rising raw material prices, such as the Performance Polymers and Engineering Plastics segments. Following the reorganization of our segments in the quarter under review, the sole business unit remaining in the Engineering Plastics segment was Lustran Polymers. The sales decrease seen in the Performance Chemicals segment was solely the result of the sale of the Textile Processing Chemicals business unit in the previous year. Adjusted for this effect, the segment showed stable prices accompanied by higher volumes.

LANXESS reported sales increases in all regions except the Americas, thanks in large measure to healthy demand fueled by a positive economic climate. The largest gain was registered in China, where growth rates were in double digits. The slight drop in sales in the Americas region was entirely the result of portfolio changes and exchange rate movements. If these effects are eliminated, third-quarter sales rose in this market as well.

Sales by Segment*	Q3 2006	Q3 2007	Change	Proportion of Group sales	9M 2006	9M 2007	Change	Proportion of Group sales
	€ million	€ million	%	%	€ million	€ million	%	%
Performance Polymers	644	667	3.6	39.1	1,928	1,996	3.5	38.8
Advanced Intermediates	274	298	8.8	17.5	860	896	4.2	17.4
Performance Chemicals	528	493	(6.6)	28.9	1,704	1,514	(11.2)	29.4
Engineering Plastics	217	224	3.2	13.1	700	668	(4.6)	13.0
Other/Consolidation	28	23	(17.9)	1.4	86	69	(19.8)	1.4
	1,691	**1,705**	**0.8**	**100.0**	**5,278**	**5,143**	**(2.6)**	**100.0**

* adjusted to the new segment structure

EBITDA Pre Exceptionals	Q3 2006*	Q3 2007	Change	9M 2006*	9M 2007	Change
	€ million	€ million	%	€ million	€ million	%
Performance Polymers	78	95	21.8	255	289	13.3
Advanced Intermediates	41	41	0.0	148	148	0.0
Performance Chemicals	71	67	(5.6)	249	238	(4.4)
Engineering Plastics	0	2	n.a.	12	20	66.7
Other/Consolidation	(26)	(30)	(15.4)	(94)	(90)	4.3
	164	**175**	**6.7**	**570**	**605**	**6.1**

* adjusted to the new segment structure

Gross profit The cost of sales increased by 0.5% to €1,335 million in the third quarter of 2007 given the overall growth in sales and slight increase in raw material costs in some areas. Previous action to boost efficiency and streamline the portfolio drove production costs down. Gross profit improved by 2.2% to €370 million. Higher earnings contributions from other business units more than made up for the absence of the gross profit from the divested Textile Processing Chemicals unit. High capacity utilization in keys areas of our operations also had a positive impact on the gross profit. The gross profit margin stood at 21.7%, up 0.3 percentage points from the prior-year period.

EBITDA and EBIT LANXESS increased its operating result before depreciation and amortization (EBITDA) pre exceptionals to €175 million, up a price and volume-driven 6.7% from the prior-year quarter. The EBITDA margin pre exceptionals advanced 0.6 percentage points to 10.3%, the first time in LANXESS's history that it reached double-digit territory at the beginning of the traditionally weaker second half. This shows the restructuring and portfolio changes already undertaken and the ongoing efficiency-enhancement programs are bearing fruit. Earnings in the Performance Polymers segment posted very significant growth, mainly in light of high capacity utilization. The Advanced Intermediates segment achieved earnings on a par with the previous year's high level. Rising raw material prices and the absence of the divested Textile Processing Chemicals business unit led to a decrease in EBITDA pre exceptionals of the Performance Chemicals segment, with the EBITDA margin nevertheless showing a slight improvement. Earnings in Engineering Plastics fell short of expectations, as the segment contended with the rising cost of raw materials amid a difficult market environment. With the divestment of the Lustran Polymers business unit at the end of September, this report marks the last time this segment will be included in the discussion of our operating business.

Net exceptional items, which are reflected entirely in other operating expenses, totaled €8 million in the third quarter of 2007. Of this amount, €1 million impacted EBITDA. Exceptional charges arose mainly from the divestiture of the Lustran Polymers business unit, the efficiency-enhancing program we launched at the Mannheim site of the Rhein Chemie business unit, and from Group-wide portfolio changes and restructuring. Exceptional income was booked on the divestment of Borchers GmbH and its French subsidiary, which were not part of core operations. Details are included in the commentary on the Other/Consolidation segment. In the third quarter of 2006, we incurred exceptional charges of €17 million for restructuring and portfolio changes, €1 million of which was attributable to asset write-downs.

Financial result The financial result amounted to €2 million in the third quarter, compared with minus €26 million in the prior-year period. With our net interest position improving by €2 million to minus €4 million, this €28 million increase was partially the result of gains from the sale of our limited partner shares in Aethylen Rohrleitungsgesellschaft mbH & Co. KG (ARG), a minority interest we reported as a financial investment through September 30, 2007. We also benefited from an increase in our prorated share of the third-quarter earnings of the associate Bayer Industry Services GmbH & Co. OHG. The higher earnings of this company, which is included at equity in the consolidated financial statements, are the result of cost savings and, in particular, one-time effects related to the reversal of provisions recorded in the previous year.

Income before income taxes Our income before income taxes, at €106 million, far surpassed the €59 million posted in the third quarter of 2006 because of the positive business performance and the earnings contributions from the divestment of sideline operations. Our total tax expense for the period was €32 million, which yielded a tax rate of 30.2%, compared with €21 million a year earlier, which yielded a tax rate of 35.6%. In connection with the passage of the 2008 Corporate Tax Reform Act in Germany, we had to remeasure the deferred tax assets and deferred tax liabilities of the German companies that are treated as a single entity for tax purposes. This remeasurement did not materially affect our taxable earnings or effective tax rate.

Net income and earnings per share A loss of €1 million was attributable to minority interest in the third quarter of 2007, versus a profit of €2 million in the same period a year ago. Net income increased to €75 million from €36 million. Earnings per share, at €0.89, were more than double the year-earlier figure of €0.43 per share.

Business Trends by Region

Sales by Market	Q3 2006		Q3 2007		Change	9M 2006		9M 2007		Change
	€ million	% of sales	€ million	% of sales	%	€ million	% of sales	€ million	% of sales	%
EMEA (excluding Germany)	528	31.2	532	31.2	0.8	1,731	32.8	1,689	32.8	(2.4)
Germany	400	23.7	421	24.7	5.3	1,228	23.3	1,252	24.4	2.0
Americas	445	26.3	427	25.0	(4.0)	1,397	26.4	1,267	24.6	(9.3)
Asia-Pacific	318	18.8	325	19.1	2.2	922	17.5	935	18.2	1.4
	1,691	**100.0**	**1,705**	**100.0**	**0.8**	**5,278**	**100.0**	**5,143**	**100.0**	**(2.6)**

LANXESS Group sales in the **EMEA** region (Europe [excluding Germany], Middle East, Africa) rose slightly by 0.8% to €532 million. Adjusted for portfolio changes and currency effects, sales were up 4.2% year-on-year. All segments experienced sales growth, and Advanced Intermediates recorded the largest percentage increase. Middle Eastern markets developed well, with a healthy increase in sales reported for Turkey. Sales rose in Western Europe as well, while in Eastern Europe and Africa they were level with the prior year. The EMEA region's share of total sales was unchanged from a year ago at 31.2%.

LANXESS's sales in **Germany** moved ahead 5.3% in the third quarter of 2007. Eliminating portfolio changes, the increase amounted to 6.5%. All segments achieved higher sales, with Advanced Intermediates and Engineering Plastics segments growing at an above-average rate. The domestic share of total sales rose from 23.7% to 24.7%.

Sales in the **Americas** region receded by 4.0% to €427 million. Adjusted for portfolio changes and currency effects, sales increased by 8.1% from a year earlier. Both North America and Latin America contributed to the sales growth, as did all segments. Sales in the prior-year quarter reflected a slower pace of business. Third-quarter sales in the Advanced Intermediates segment demonstrated double-digit growth given the strong demand for the agricultural intermediates of the Basic Chemicals business unit. The share of the Americas region in total sales dropped to 25.0% from 26.3% a year ago.

Third-quarter sales in the **Asia-Pacific** region increased by 2.2% from the year-earlier quarter to €325 million. Adjusted for exchange rate effects and the activities divested in the prior year, they advanced by 6.0%. Sales increases were reported in the Performance Polymers, Performance Chemicals and Engineering Plastics segments. China, where sales expanded at a double-digit rate, continued to serve as the growth engine for the region. South Korea and Thailand also saw significant gains, while growth in India was more moderate. The region's share of total sales rose from 18.8% to 19.1%.

Segment information

Performance Polymers	Q3 2006		Q3 2007		Change	9M 2006		9M 2007		Change
	€ million	% of sales	€ million	% of sales	%	€ million	% of sales	€ million	% of sales	%
Sales	644		667		3.6	1,928		1,996		3.5
EBITDA pre exceptionals	78	12.1	95	14.2	21.8	255	13.2	289	14.5	13.3
EBITDA	78	12.1	95	14.2	21.8	254	13.2	289	14.5	13.8
Operating result (EBIT) pre exceptionals	53	8.2	69	10.3	30.2	182	9.4	213	10.7	17.0
Operating result (EBIT)	53	8.2	69	10.3	30.2	181	9.4	213	10.7	17.7
Capital expenditures*	30		24		(20.0)	65		78		20.0
Depreciation and amortization	25		26		4.0	73		76		4.1

* intangible assets and property, plant and equipment

Business in our **Performance Polymers** segment developed very well, as in previous quarters. Third-quarter sales rose by 3.6% from the prior year, to €667 million. Nearly all business units posted both price and volume increases, thereby more than offsetting the negative currency effects. Positive price effects drove sales 2.2% higher overall. Sales volumes topped the previous year's level by 5.1%, but took a 3.7% hit due to the exchange rate situation, especially the decline in the U.S. dollar.

Volumes rose at an above-average rate in the Butyl Rubber business unit in the third quarter of 2007. The completion earlier this year of capital expenditure projects at our sites in Sarnia, Canada, and Zwijndrecht, Belgium, resulted in additional production capacity that was welcomed by the market. Due to a strategic shift in the geographical distribution of our polybutadiene sales from North America to Asia, prices in the Polybutadiene Rubber business unit fell slightly, while volumes remained at the previous year's level overall. Prices and volumes rose in the Technical Rubber Products business unit on account of robust demand, particularly in the EMEA and Asia-Pacific regions. The Semi-Crystalline Products business unit also reported a strong performance, with prices and volumes moving higher. Price adjustments were necessitated by the increased cost of raw materials.

EBITDA pre exceptionals for the Performance Polymers segment showed considerable improvement, up 21.8% to €95 million. All business units contributed to the higher operating result. Volume growth was the chief contributor in the Butyl Rubber business unit. In the Polybutadiene Rubber business unit, earnings rose on account of higher capacity utilization. Growing demand for specialty rubbers led to the startup of neodymium polybutadiene (NdPBR) production at our site in Orange, Texas. The Technical Rubber Products business unit benefited from price increases and from cost savings achieved as a result of efficiency enhancements, posting a tangible improvement on its earnings for the prior-year period. It also introduced a business line structure that went into effect at mid-year, already enabling more flexible responses to market conditions in the third quarter. Earnings growth outpaced sales growth in the Semi-Crystalline Products business unit in part because of the unit's ability to pass on the higher raw material costs and increase its use of capacity. The segment's EBITDA margin advanced 2.1 percentage points to 14.2%.

Advanced Intermediates	Q3 2006		Q3 2007		Change	9M 2006		9M 2007		Change
	€ million	% of sales	€ million	% of sales	%	€ million	% of sales	€ million	% of sales	%
Sales	274		298		8.8	860		896		4.2
EBITDA pre exceptionals	41	15.0	41	13.8	0.0	148	17.2	148	16.5	0.0
EBITDA	41	15.0	41	13.8	0.0	148	17.2	148	16.5	0.0
Operating result (EBIT) pre exceptionals	33	12.0	32	10.7	(3.0)	120	14.0	121	13.5	0.8
Operating result (EBIT)	33	12.0	32	10.7	(3.0)	120	14.0	121	13.5	0.8
Capital expenditures*	10		10		0.0	25		30		20.0
Depreciation and amortization	8		9		12.5	28		27		(3.6)

* intangible assets and property, plant and equipment

Third-quarter sales in the **Advanced Intermediates** segment increased by 8.8% from a year earlier to €298 million. While prices were almost flat, increasing by just 0.4%, volumes rose a substantial 10.6%. Currency effects, by contrast, cost the segment 2.2% of sales. The Basic Chemicals business unit continued to perform at a high level, raising volumes thanks to brisk demand and benefiting especially from the positive performance of agricultural intermediates. Volume increases reinforced the business unit's position in the challenging North American market. As we expected, the Saltigo business unit experienced a temporary shift in its sales structure. Volume growth in the agrochemical business and for specialty chemicals contrasted with a decrease in pharmaceutical intermediates.

EBITDA pre exceptionals for the Advanced Intermediates segment was unchanged from the third quarter of 2006 at €41 million. The Basic Chemicals business unit benefited from higher volumes. Average prices in the Saltigo business unit declined due to the expected change in its product mix. The project-related nature of the Saltigo business and resulting sales and earnings volatility must also be taken into account. The segment's EBITDA margin pre exceptionals edged down by 1.2 percentage points to 13.8%.

Performance Chemicals	Q3 2006		Q3 2007		Change	9M 2006		9M 2007		Change
	€ million	% of sales	€ million	% of sales	%	€ million	% of sales	€ million	% of sales	%
Sales	528		493		(6.6)	1,704		1,514		(11.2)
EBITDA pre exceptionals	71	13.4	67	13.6	(5.6)	249	14.6	238	15.7	(4.4)
EBITDA	71	13.4	63	12.8	(11.3)	248	14.6	234	15.5	(5.6)
Operating result (EBIT) pre exceptionals	49	9.3	45	9.1	(8.2)	184	10.8	173	11.4	(6.0)
Operating result (EBIT)	49	9.3	41	8.3	(16.3)	183	10.7	169	11.2	(7.7)
Capital expenditures*	12		15		25.0	37		37		0.0
Depreciation and amortization	22		22		0.0	65		65		0.0

* intangible assets and property, plant and equipment

Business in the **Performance Chemicals** segment was solid in the third quarter. Sales decreased by 6.6% to €493 million, but this was solely because of portfolio changes and negative currency effects. Adjusting for the 3.0% drop related to exchange rates and the 7.0% decrease due to the divestment of the Textile Processing Chemicals business unit at the end of 2006, sales rose by 3.4%. Prices, up 0.4%, were practically unchanged, while volume increases drove sales 3.0% higher. The Leather, Rhein Chemie, Rubber Chemicals and Ion Exchange Resins business units were the main contributors to volume growth. Leather and Rhein Chemie profited from a favorable market climate that extended over the entire Asia-Pacific region, but was especially strong in China.

EBITDA pre exceptionals for the Performance Chemicals segment shrank by 5.6% to €67 million, reflecting the absence of earnings contributions from the Textile Processing Chemicals business unit divested at the end of 2006. The higher cost of various non-petrochemical raw materials was largely passed along in the market. The Inorganic Pigments business unit almost matched the very solid earnings achieved a year earlier. Strong business in the EMEA region offset the effects of the soft construction market in the U.S. Earnings growth was particularly favorable in the Leather, Rhein Chemie and Rubber Chemicals business units. The situation that brought hydrazine hydrate production to a standstill at the plant in Weifang, China, which forms part of the Functional Chemicals business unit, was remedied. Production resumed at the beginning of the fourth quarter. The segment's EBITDA margin showed a small increase of 0.2 percentage points to 13.6%.

The €4 million in exceptional charges incurred by the segment was the result of the cost optimization program launched in the Rhein Chemie business unit. The purpose of this program is to strengthen the strategic core areas of specialties and service concepts at our Mannheim site. A similar program was introduced at the U.S. facility in Chardon, Ohio, where Rhein Chemie's production in the Americas region was consolidated in fall 2006.

Engineering Plastics	Q3 2006		Q3 2007		Change	9M 2006		9M 2007		Change
	€ million	% of sales	€ million	% of sales	%	€ million	% of sales	€ million	% of sales	%
Sales	217		224		3.2	700		668		(4.6)
EBITDA pre exceptionals	0	0.0	2	0.9	n.a.	12	1.7	20	3.0	66.7
EBITDA	0	0.0	(1)	(0.4)	n.a.	12	1.7	(125)	(18.7)	n.a.
Operating result (EBIT) pre exceptionals	0	0.0	2	0.9	n.a.	11	1.6	20	3.0	81.8
Operating result (EBIT)	0	0.0	(8)	(3.6)	n.a.	11	1.6	(176)	(26.3)	n.a.
Capital expenditures*	8		8		0.0	13		17		30.8
Depreciation and amortization	0		7		n.a.	1		51		> 100

* intangible assets and property, plant and equipment

The figures for the **Engineering Plastics** segment in the third quarter of 2007 stem exclusively from the Lustran Polymers business unit, which was deconsolidated effective September 30, 2007. The figures for the first nine months of 2006 also include the activities of our former Fibers business unit prior to its divestiture as of February 28, 2006. Starting in the fourth quarter of 2007 the Engineering Plastics segment will not include any operating business. The Semi-Crystalline Products business unit, a polymer-based business, has been assigned to the Performance Polymers segment.

Third-quarter sales in Engineering Plastics totaled €224 million, up 3.2% from the third quarter of 2006. The sales increase was the net result of 4.6% higher prices, 0.9% growth in volumes and a 2.3% negative effect of shifts in currency parities. The price increases followed from the higher cost of raw materials. Sales in Germany and the Asia-Pacific region rose, while currency-adjusted sales in the Americas region were below the previous year's level.

EBITDA pre exceptionals was well below our expectations at just €2 million, compared with break-even point in the year-earlier period. Only part of the increase in raw material prices could be passed on to the market. The EBITDA margin, at 0.9%, was entirely unsatisfactory and not what we had anticipated for the third quarter. The market situation of the business unit, as it is currently configured, continued to suffer from the additional production capacity introduced by competitors, especially in Asia. As discussed in our report on the first half of 2007, our search for a partner for the Lustran Polymers business was successfully concluded at the end of June. LANXESS and the British chemicals group INEOS together established INEOS ABS (Jersey) Limited, Jersey, to which the Lustran Polymers business unit was transferred effective September 30, 2007. The transfer marks an important milestone in the realignment of LANXESS. INEOS ABS offers a viable solution for the Lustran business, with excellent development potential and advantageous raw material sourcing. Going forward LANXESS will benefit from the success of the restructuring efforts initiated for this business unit two years ago. The Lustran Polymers business was deconsolidated as of September 30, 2007. The interest in INEOS ABS (Jersey) Limited is treated as a financial investment and reflected in the balance sheet as a non-current financial asset.

The entire €10 million in exceptional charges to EBIT related to the deconsolidation of our Lustran Polymers activities. Of this amount, €7 million was due to impairments of non-current assets.

Other/Consolidation	Q3 2006		Q3 2007		Change	9M 2006		9M 2007		Change
	€ million	% of sales	€ million	% of sales	%	€ million	% of sales	€ million	% of sales	%
Sales	28		23		(17.9)	86		69		(19.8)
EBITDA pre exceptionals	(26)		(30)		(15.4)	(94)		(90)		4.3
EBITDA	(42)		(24)		42.9	(137)		(100)		27.0
Operating result (EBIT) pre exceptionals	(33)		(36)		(9.1)	(114)		(106)		7.0
Operating result (EBIT)	(50)		(30)		40.0	(158)		(117)		25.9
Capital expenditures*	6		2		(66.7)	7		8		14.3
Depreciation and amortization	8		6		(25.0)	21		17		(19.0)

* intangible assets and property, plant and equipment

The €6 million in exceptional income attributable to this segment in the third quarter of 2007 related to the gain on the sale of Borchers GmbH, Langenfeld, Germany. This and the income from the reversal of provisions more than offset the third-quarter charges for restructuring and other portfolio changes. LANXESS sold Borchers GmbH, which specializes in additives for coatings, emulsion paints and printing inks, to the U.S.-based OM Group effective September 30, 2007. This business was formerly reflected under Other/Consolidation.

Expenses for restructuring activities and portfolio adjustments mainly included personnel adjustment costs, expenses for closures or partial closures of facilities, income from the reversal of provisions for restructuring, and costs for the preparation and execution of corporate transactions. The transformation process initiated by the Management Board in 2005 involves a Group-wide, cross-segment program of asset consolidations, process improvements and portfolio adjustments. Since it is therefore not possible to allocate the related expenses accurately among the operating segments, they are reflected in the Corporate segment as in the previous two fiscal years.

Financial Condition

Balance sheet structure As of September 30, 2007, the LANXESS Group had total assets of €4,130 million, down €75 million or 1.8% from €4,205 million on December 31, 2006. Non-current assets rose by €55 million to €1,785 million. Intangible assets and property, plant and equipment fell by a total of €50 million to €1,456 million. Here, capital expenditures of €170 million and additions to non-current assets resulting from the acquisition of the remaining 50% of the shares of South Africa-based Chrome International South Africa (Pty.) Ltd., were offset by depreciation and amortization of €184 million, along with impairment losses of €52 million that were recorded on property, plant and equipment, mainly in connection with the divestment of the Lustran Polymers business unit as of September 30, 2007. The increase in the equity carrying value of the interest in Bayer Industry Services GmbH & Co. OHG is primarily attributable to the equalization payment for the 2006 fiscal year and the company's net income of €16 million in the first nine months of the year.

The €45 million increase in non-current financial assets, to €82 million, was mainly due to the first-time reporting of our financial interest in INEOS ABS (Jersey) Limited following deconsolidation of the divested Lustran Polymers business unit. The share of non-current assets in total assets climbed to 43.2%, a slight increase from December 31, 2006.

Current assets, at €2,345 million, were down €130 million from the end of 2006. Inventories and trade receivables were down by €83 million and €90 million, respectively, due to divestment of the Lustran Polymers business unit and the Borchers companies as of September 30, 2007. Current financial assets rose due to higher financial investments and increases in the value of hedging positions being marked to market. Other current assets decreased, mainly due to receipt of the purchase price from the divestment of the Textile Processing Chemicals business unit. Liquid assets dropped by €17 million to €154 million. Altogether, current assets made up 56.8% of total assets.

Equity rose by €98 million from December 31, 2006 to €1,526 million. Items affecting equity included the €107 million in net income for the first nine months as well as earnings-neutral effects from the measurement of hedging positions and deconsolidation of the Lustran Polymers business unit. These were partially offset by LANXESS's repurchase of 1.4 million of its own shares for €50 million and the €21 million payout for the company's first dividend on June 1, 2007. The ratio of equity to total assets amounted to 36.9% as of September 30, 2007, compared with 34.0% as of December 31, 2006.

Non-current liabilities as of September 30, 2007 were down by €38 million to €1,516 million. The early repayment of non-current financial liabilities in the amount of €30 million factored heavily into this decline. Provisions for pensions and other post-employment benefits were down €16 million from December 31, 2006 as a result of portfolio changes. The ratio of non-current liabilities to total assets was nearly unchanged, receding by 0.3 percentage points to 36.7%.

Current liabilities dropped by €135 million, or 11.0%, to €1,088 million. The deconsolidation of the Lustran Polymers business unit from the LANXESS Group effective September 30, 2007 led to a €125 million decrease in other current provisions and trade payables. Our current tax liabilities, by contrast, increased because of higher earnings. The ratio of current liabilities to total assets stood at 26.3% at end of the third quarter, compared with 29.1% as of December 31, 2006.

Liquidity and capital resources Net cash provided by operating activities increased to €310 million in the first nine months of 2007, up €64 million from the year-earlier period. Income before income taxes totaled €196 million after exceptional non-cash charges of €211 million. The increase in working capital was €60 million smaller than in the same period a year ago, which had a positive impact on operating cash flow. Changes in other assets and liabilities were related to the non-cash charges mentioned.

Net cash used in investing activities increased to €212 million in the first nine months of 2007, compared with €47 million in the year-earlier period. Disbursements for additions to intangible assets, property, plant and equipment totaled €170 million, which was €23 million, or 15.6%, more than a year earlier. Depreciation and amortization totaled €236 million, including €52 million in impairments. A payment of €23 million was made to acquire the remaining 50% of the shares of Chrome International South Africa (Pty.) Ltd., South Africa.

Significant capital expenditures were made in the first nine months of 2007 in the Performance Polymers and Performance Chemicals segments, the largest being the completion of capacity expansions for the Butyl Rubber business unit in Sarnia, Canada. In addition, the Semi-Crystalline Products business unit completed its expansion of polyamide 6 production at the Krefeld-Uerdingen site. The Ion Exchange Resins business unit implemented a capital spending program at the Bitterfeld plant that involved enhancing its production capabilities and making them more flexible. A decision was reached in August 2007 to build a new ion exchange resins facility in the Indian state of Gujarat. Construction work on the €30 million facility is set to begin in the second quarter of 2008, with production scheduled to start at the beginning of 2010.

A total of €50 million was spent on the purchase of securities and the equalization payment related to the prior-year loss of Bayer Industry Services GmbH & Co. OHG. Divestitures – primarily that of the Textile Processing Chemicals business unit – generated cash receipts of €11 million after deducting divested cash. In the year-earlier period there was a total inflow of €108 million through September 30, 2006 from the divestments of the Fibers and Paper business units and the subsidiary iSL-Chemie.

Net cash used in financing activities amounted to €115 million and included dividend payments of €22 million and interest payments of €27 million, primarily for the Euro Benchmark Bond. An amount of €50 was spent for the share buyback.

Liquid assets were down €17 million compared with the end of 2006, to €154 million. Net financial liabilities totaled €491 million as of September 30, 2007, compared with €511 million as of December 31, 2006.

In July 2007, Moody's Investor Services raised its rating for LANXESS, which had stood at "Baa3" since May 2005, by one notch to "Baa2" with stable outlook. The reasons cited for the upgrade were the improvement in LANXESS's operating performance as a result of restructuring and active portfolio management, along with the substantial improvement in its financial position achieved through strict financial discipline. Also in July, Standard & Poor's raised its rating for LANXESS by one notch, from "BBB–" to "BBB" with stable outlook, citing not only the improvement in financial data but also the enhancement of the Group's business profile that has been achieved through active portfolio management.

Significant Opportunities and Risks

There have been no significant changes in the opportunities and risks of the LANXESS Group compared with December 31, 2006. For more information, readers are therefore referred to the risk report included in the management report for the 2006 fiscal year and in the interim management report for the six months ended June 30, 2007.

Outlook

In the fourth quarter of 2007, LANXESS expects global economic growth to continue, with regional variations. Whereas expansion is slowing in the United States, the global chemical economy will be supported by robust demand in Asia-Pacific and Latin America, coupled with a stable business environment in Europe. Against this background, LANXESS continues to predict EBITDA pre exceptionals for the full year in the €700 million to €720 million range compared with €675 million in 2006, despite a significantly lower earnings contribution from Lustran Polymers.

Capital expenditures for the current year are expected to be around €300 million, or well above the €267 million spent in 2006, as a result of our systematic investment and growth strategy.

Events After the Balance Sheet Date

In November 2007 LANXESS agreed a seven-year €1.5 billion syndicated credit facility with a bank consortium led by Citigroup, Commerzbank, Deutsche Bank and The Royal Bank of Scotland. This financing replaces the company's €1.25 billion facility, originally arranged in October 2005 and maturing in 2012. The credit facility continues to serve as a long-term liquidity back-up, but could also be used to finance organic or external growth.

Consolidated Interim Financial Statements as of September 30, 2007

LANXESS Group
Income Statement

	Q3 2006	Q3 2007	9M 2006	9M 2007
€ million				
Sales	**1,691**	**1,705**	**5,278**	**5,143**
Cost of sales	(1,329)	(1,335)	(4,048)	(3,982)
Gross profit	**362**	**370**	**1,230**	**1,161**
Selling expenses	(182)	(177)	(585)	(507)
Research and development expenses	(23)	(24)	(67)	(69)
General administration expenses	(58)	(64)	(186)	(186)
Other operating income	26	90	171	225
Other operating expenses	(40)	(91)	(226)	(414)
Operating result (EBIT)	**85**	**104**	**337**	**210**
Income from investment in associate	(3)	5	7	16
Interest income	2	4	6	10
Interest expense	(8)	(8)	(25)	(24)
Other financial income and expense	(17)	1	(33)	(16)
Financial result	**(26)**	**2**	**(45)**	**(14)**
Income before income taxes	**59**	**106**	**292**	**196**
Income taxes	(21)	(32)	(93)	(88)
Income after taxes	**38**	**74**	**199**	**108**
of which attributable to minority stockholders	2	(1)	4	1
of which attributable to LANXESS AG stockholders (net income)	36	75	195	107
Earnings per share (€)	**0.43**	**0.89**	**2.31**	**1.27**

LANXESS Group
Balance Sheet

€ million	Dec. 31, 2006	Sep. 30, 2007
ASSETS		
Intangible assets	41	38
Property, plant and equipment	1,465	1,418
Investment in associate	5	43
Investments in other affiliated companies	4	2
Non-current financial assets	37	82
Deferred taxes	84	98
Other non-current assets	94	104
Non-current assets	**1,730**	**1,785**
Inventories	1,047	964
Trade receivables	924	834
Current financial assets	113	198
Other current assets	220	195
Liquid assets	171	154
Current assets	**2,475**	**2,345**
Total assets	**4,205**	**4,130**
EQUITY AND LIABILITIES		
Capital stock	85	83
Capital reserves	804	806
Other reserves	685	811
Net income	197	107
Accumulated other comprehensive loss	(368)	(299)
Equity attributable to minority interest	25	18
Equity	**1,428**	**1,526**
Provisions for pensions and other post-employment benefits	520	504
Other non-current provisions	271	269
Non-current financial liabilities	632	609
Non-current tax liabilities	38	43
Other non-current liabilities	36	29
Deferred taxes	57	62
Non-current liabilities	**1,554**	**1,516**
Other current provisions	354	315
Current financial liabilities	50	36
Trade payables	602	516
Current tax liabilities	36	72
Other current liabilities	181	149
Current liabilities	**1,223**	**1,088**
Total equity and liabilities	**4,205**	**4,130**

LANXESS Group
Statement of Changes in Equity

€ million	Capital stock	Capital reserves	Other reserves	Net income (loss)	Accumulated other comprehensive loss		Equity attributable to LANXESS AG stockholders	Equity attributable to minority interest	Total
					Currency translation adjustment	Derivative financial instruments			
Dec. 31, 2005	**85**	**804**	**748**	**(63)**	**(334)**	**(1)**	**1,239**	**17**	**1,256**
Dividend payments							0	(1)	(1)
Allocation to retained earnings			(63)	63			0		0
Exchange differences					(17)		(17)	(1)	(18)
Other changes in equity						(3)	(3)		(3)
Net income				195			195	4	199
September 30, 2006	**85**	**804**	**685**	**195**	**(351)**	**(4)**	**1,414**	**19**	**1,433**
Dec. 31, 2006	**85**	**804**	**685**	**197**	**(367)**	**(1)**	**1,403**	**25**	**1,428**
Repurchase of own shares for retirement	(2)	2	(50)				(50)		(50)
Dividend payments				(21)			(21)	(1)	(22)
Allocation to retained earnings			176	(176)			0		0
Exchange differences					30		30	20	50
Other changes in equity						39	39	(27)	12
Net income				107			107	1	108
September 30, 2007	**83***	**806**	**811**	**107**	**(337)**	**38**	**1,508**	**18**	**1,526**

* The repurchase and retirement of 1,418,000 shares reduced the number of outstanding shares from 84,620,670 to 83,202,670.

LANXESS Group
Cash Flow Statement

€ million	9M 2006	9M 2007
Income before income taxes	**292**	**196**
Depreciation and amortization	188	236
Gains on retirements of non-current assets	(1)	0
Income from investment in associate	(7)	(16)
Financial losses	17	7
Income taxes paid	(34)	(78)
Change in inventories	(100)	(90)
Changes in trade receivables	3	(76)
Changes in trade payables	(121)	8
Changes in other assets and liabilities	9	123
Net cash provided by operating activities	**246**	**310**
Cash outflows for additions to intangible assets, property, plant and equipment	(147)	(170)
Cash outflows for financial assets	(17)	(50)
Cash outflows for acquisitions	0	(23)
Cash inflows from sales of intangible assets, property, plant and equipment	2	3
Cash inflows from divestments of subsidiaries and other businesses, less divested cash	108	11
Interest and dividends received	7	17
Net cash used in investing activities	**(47)**	**(212)**
Proceeds from borrowings	9	19
Repayments of borrowings	(130)	(35)
Interest paid and other financial disbursements	(28)	(27)
Dividend payments	(1)	(22)
Disbursements for share repurchases	0	(50)
Net cash used in financing activities	**(150)**	**(115)**
Change in cash and cash equivalents from business activities	**49**	**(17)**
Cash and cash equivalents as of January 1	**136**	**171**
Other changes in cash and cash equivalents	(3)	0
Cash and cash equivalents as of September 30	**173**	**154**
Marketable securities and other instruments	9	0
Liquid assets as per balance sheet	**182**	**154**

Segment and Region Data

Key Data by Segment

Third Quarter	Q3 2006	Q3 2007	Q3 2006	Q3 2007	Q3 2006	Q3 2007
€ million	Performance Polymers		Advanced Intermediates		Performance Chemicals	
Sales	644	667	274	298	528	493
EBITDA pre exceptionals	78	95	41	41	71	67
EBITDA margin pre exceptionals (%)	12.1	14.2	15.0	13.8	13.4	13.6
EBITDA	78	95	41	41	71	63
Segment result/EBIT pre exceptionals	53	69	33	32	49	45
Segment result/EBIT	53	69	33	32	49	41
Capital expenditures	30	24	10	10	12	15
Depreciation and amortization	25	26	8	9	22	22

First nine months	9M 2006	9M 2007	9M 2006	9M 2007	9M 2006	9M 2007
€ million	Performance Polymers		Advanced Intermediates		Performance Chemicals	
Sales	1,928	1,996	860	896	1,704	1,514
EBITDA pre exceptionals	255	289	148	148	249	238
EBITDA margin pre exceptionals (%)	13.2	14.5	17.2	16.5	14.6	15.7
EBITDA	254	289	148	148	248	234
Segment result/EBIT pre exceptionals	182	213	120	121	184	173
Segment result/EBIT	181	213	120	121	183	169
Capital expenditures	65	78	25	30	37	37
Depreciation and amortization	73	76	28	27	65	65
Employees (as of September 30)	4,194*	4,327	2,493*	2,456	5,056*	5,247

Key Data by Region

Third Quarter	Q3 2006	Q3 2007	Q3 2006	Q3 2007	Q3 2006	Q3 2007
€ million	EMEA (excluding Germany)		Germany		Americas	
Sales by market	528	532	400	421	445	427
% of Group sales	31.2	31.2	23.7	24.7	26.3	25.0

First nine months	9M 2006	9M 2007	9M 2006	9M 2007	9M 2006	9M 2007
€ million	EMEA (excluding Germany)		Germany		Americas	
Sales by market	1,731	1,689	1,228	1,252	1,397	1,267
% of Group sales	32.8	32.8	23.3	24.4	26.4	24.6
Employees (as of September 30)	3,083*	2,757	8,263*	7,859	3,094*	2,684

* December 31, 2006

Q3 2006	Q3 2007	Q3 2006	Q3 2007	Q3 2006	Q3 2007
Engineering Plastics		Other/Consolidation		LANXESS	
217	224	28	23	1,691	1,705
0	2	(26)	(30)	164	175
0.0	0.9			9.7	10.3
0	(1)	(42)	(24)	148	174
0	2	(33)	(36)	102	112
0	(8)	(50)	(30)	85	104
8	8	6	2	66	59
0	7	8	6	63	70

9M 2006	9M 2007	9M 2006	9M 2007	9M 2006	9M 2007
Engineering Plastics		Other/Consolidation		LANXESS	
700	668	86	69	5,278	5,143
12	20	(94)	(90)	570	605
1.7	3.0			10.8	11.8
12	(125)	(137)	(100)	525	446
11	20	(114)	(106)	383	421
11	(176)	(158)	(117)	337	210
13	17	7	8	147	170
1	51	21	17	188	236
1,587*	0	3,151*	2,629	16,481*	14,659

Q3 2006	Q3 2007	Q3 2006	Q3 2007
Asia-Pacific		LANXESS	
318	325	1,691	1,705
18.8	19.1	100.0	100.0

9M 2006	9M 2007	9M 2006	9M 2007
Asia-Pacific		LANXESS	
922	935	5,278	5,143
17.5	18.2	100.0	100.0
2,041*	1,359	16,481*	14,659

Condensed Notes to the Consolidated Interim Financial Statements as of September 30, 2007

Recognition and Valuation Principles The unaudited consolidated interim financial statements as of September 30, 2007 were prepared in accordance with the International Financial Reporting Standards (IFRS) applicable to interim financial reporting, which are endorsed by the European Union. Reference should be made as appropriate to the notes to the consolidated financial statements as of December 31, 2006. The interim financial statements have been prepared using the standards and interpretations in effect as of January 1, 2007. IAS 34 (Interim Financial Reporting) has been applied in addition.

Scope of Consolidation The consolidated financial statements of the LANXESS Group include the parent company LANXESS AG and all material domestic and foreign subsidiaries.

LANXESS Buna LLC, Orange, Texas, has been consolidated for the first time. The purpose of this newly formed U.S. company is the marketing of technical rubber products and related services. Rhein Chemie LOA (Qingdao) Ltd. was established in Qingdao, China, to open up additional markets for the products of the Rhein Chemie business unit in Asia. Companies no longer included following the deconsolidation of the Lustran Polymers business are Lustran Polymers, S.L., Tarragona, Spain; LANXESS (Thailand) Company Ltd., Rayong, Thailand; and LANXESS ABS Limited, Vadodara, India. LANXESS and the British chemicals group INEOS together established INEOS ABS (Jersey) Limited, Jersey, to which the Lustran Polymers business unit was transferred effective September 30, 2007. For the first two years LANXESS will hold a 49% minority interest in the new company, which will be managed exclusively by the majority shareholder. It has been agreed that INEOS will acquire LANXESS's 49% stake thereafter, the purchase price to be determined partly on the basis of the joint venture's economic success during this two-year period. Since LANXESS cannot exert significant influence over the new company's operations, the interest to be sold after two years is carried under non-current financial assets.

Borchers GmbH of Langenfeld and its French subsidiary, France S.A.S., Castres, France, were also deconsolidated following their divestment.

The following changes in the Group resulted from the divestment of the Lustran Polymers business unit, Borchers GmbH and Borchers France S.A.S., all effective September 30, 2007:

Divestments of subsidiaries and other businesses	Sep. 30, 2007
€ million	
Non-current assets	2
Current assets	369
of which cash	36
Non-current liabilities	0
Current liabilities	137
Realized sale price (including variable component)	81

The realized sale price shown in the table includes – with respect to the Lustran Polymers business unit – a fixed and a variable component. The amount of the latter depends on the attainment of earnings targets defined in the earn-out agreement with the acquirer.

Mergers and carve-outs were also undertaken within the Group. However, since all of these involved asset transfers between fully consolidated companies of the LANXESS Group, our assets and liabilities as reported in the consolidated financial statements were not affected.

In February 2007, LANXESS acquired the Dow Chemical Group's 50% interest in Chrome International South Africa (Pty.) Ltd., Newcastle, South Africa, thus completing the takeover of the chrome chemical activities initiated in December 2006. This company, formerly a joint venture, is now fully consolidated. Pursuant to IAS 31, it was included in the consolidated financial statements by proportionate consolidation until the acquisition date in line with the 50% interest held. No material effects on the financial condition or results of operations of the LANXESS Group resulted from this acquisition.

Fifty-three companies are fully consolidated in the financial statements of LANXESS AG as of September 30, 2007. Bayer Industry Services GmbH & Co. OHG is included at equity, as in the financial statements as of December 31, 2006.

Equity LANXESS AG decided in August to repurchase shares of the company up to the value of €50 million. The share buyback program was launched on August 20, 2007 and completed on August 30, 2007. By that date a total of 1,418,000 shares, representing 1.68% of the share capital, had been repurchased on the stock market at an average price of €35.18 per share through the investment firm engaged by LANXESS AG. This amounts to a total consideration of approximately €49.9 million including transaction costs.

The Management Board of LANXESS AG decided to retire the 1,418,000 shares repurchased during the company's share buyback program and to reduce the company's capital stock accordingly. As a result, the capital stock of LANXESS AG has amounted to €83,202,670 since September 12, 2007.

Dividend for Fiscal 2006 Pursuant to the resolution of the Annual Stockholders' Meeting on May 31, 2007, the sum of €21 million out of the €82 million balance sheet profit reported in the annual financial statements of LANXESS AG as of December 31, 2006 was paid out to the stockholders on June 1, 2007. The dividend amounted to €0.25 per eligible no-par share. A further sum of €21 million was allocated to retained earnings. The remaining €40 million was carried forward to new account.

Earnings per Share We calculate our earnings per share using the weighted average number of outstanding shares. There were no dilutive effects. The number of outstanding shares remaining after the 1,418,000 repurchased shares had been retired and the capital stock of LANXESS AG reduced accordingly was 83,202,670.

Earnings per share	Q3 2006	Q3 2007	Change	9M 2006	9M 2007	Change
			in %			in %
Net income (€ million)	36	75	> 100	195	107	(45.1)
Weighted number of outstanding shares	84,620,670	84,337,070	(0.3)	84,620,670	84,526,137	(0.1)
Earnings per share (€)	0.43	0.89	> 100	2.31	1.27	(45.0)

Income Taxes On July 6, 2007, the upper house of the German Parliament (Bundesrat) ratified the 2008 Corporate Tax Reform Act following its approval by the lower house (Bundestag) on May 25, 2007. Most provisions of the Act will take effect at the start of fiscal 2008. These include in particular the reduction of the corporate income tax rate from 25% to 15% and the broadening of the assessment base for corporate income and trade taxes. In accordance with IAS 12, the change in the law affected the recognition and measurement of deferred taxes in the LANXESS Group for the first time in the consolidated interim financial statements as of September 30, 2007. The deferred tax assets and deferred tax liabilities of the German companies that are treated as a single entity for tax purposes therefore had to be remeasured. This remeasurement did not materially affect our taxable earnings or effective tax rate.

Notes to the Segment Reporting On September 30, 2007, the LANXESS Group comprised the following reporting segments:

Segment	Activities
Performance Polymers	Special-purpose rubber for high-quality rubber products used in the automotive, tire, construction and footwear industries; engineering plastics, polyamide compounds
Advanced Intermediates	High-quality intermediates, for example for the agrochemicals and coatings industries; fine chemicals as starting products and intermediates for the pharmaceuticals, agrochemicals and specialty chemicals industries; custom manufacturing
Performance Chemicals	Material protection products; inorganic pigments for the coloring of concrete, emulsion paints and coatings; finishing agents for the leather industry; rubber chemicals; ion exchange resins for water treatment; plastics additives such as flame retardants and plasticizers
Engineering Plastics*	Engineering thermoplastics, ABS specialties

* until September 30, 2007

A new segment structure was introduced in the third quarter of 2007 in the interests of systematic market orientation and portfolio management following the sale of the Lustran Polymers business. It was undertaken for the express purpose of allowing LANXESS to focus more intently on the market for chemical products. The polymers, intermediates and specialties that LANXESS manufactures are at the core of the process pyramid of industrial chemistry, an area where LANXESS is able to leverage its chemicals expertise, application know-how, flexible asset management and proximity to the customer.

All of the company's polymer-based businesses were combined to form the Performance Polymers segment, which includes the former Performance Rubber segment in its entirety, along with the Semi-Crystalline Products business unit, which previously formed part of the Engineering Plastics segment. The former Chemical Intermediates segment was renamed Advanced Intermediates to underline the premium nature of its products. The Inorganic Pigments business unit, previously part of the Chemical Intermediates segment, was assigned to the Performance Chemicals segment to reflect the specialty aspect of this business. As before, the Performance Chemicals segment will serve the market for specialty chemicals. The Engineering Plastics segment contained only the Lustran Polymers activities, which were transferred to INEOS ABS (Jersey) Limited as of September 30, 2007.

The segments are structured along the lines of our modified internal reporting, which allows for a reliable assessment of risks and returns in the Group. The new segmentation aims to provide users of our financial statements with meaningful information regarding the profitability and future prospects of the Group's individual activities following the divestiture of material parts of the Engineering Plastics segment. The prior-year figures have been adjusted accordingly.

Changes on the Management Board of LANXESS AG The former Management Board members Dr. Martin Wienkenhöver and Dr. Ulrich Koemm retired from the Management Board of LANXESS AG effective March 31, 2007 and May 31, 2007, respectively. Dr. Rainier van Roessel, a full Board member since January 1, 2007, was appointed Industrial Relations Director and took over the previous responsibilities of Dr. Wienkenhöver. Dr. Werner Breuers took up his duties as a member of the Management Board with effect from May 14, 2007. Dr. Breuers is responsible for the areas formerly assigned to Dr. Koemm.

Related Parties In the course of its operations, the LANXESS Group sources materials, inventories and services from a large number of business partners worldwide. These include companies in which LANXESS AG has a direct and indirect interest. Transactions with these companies are carried out on an arm's length basis.

Transactions in the first nine months of 2007 with associated companies included in the consolidated financial statements by the equity method, or subsidiaries of such companies, mainly comprised the purchase of site services in the fields of utilities, infrastructure and logistics totaling €352 million (9M 2006: €344 million) from Bayer Industry Services GmbH & Co. OHG and its subsidiary Chemion Logistik GmbH. Trade payables of €51 million existed as of September 30, 2007 (December 31, 2006: €44 million) as a result of these transactions.

No material business transactions were undertaken with other associated companies or individuals. As in the previous year, no loans were granted to members of the Management Board or the Supervisory Board in the first nine months of 2007.

Employees The LANXESS Group had 14,659 employees as of September 30, 2007, which was 1,822 fewer than on December 31, 2006. The decrease, which is largely attributable to the divestment of the Lustran Polymers business unit, Borchers GmbH and the latter's French subsidiary at the end of September 2007, was also a consequence of the ongoing restructuring. The inclusion of the employees of Chrome International South Africa (Pty.) Ltd. and LANXESS Korea Ltd. partially offset these effects.

In the EMEA region (excluding Germany), the LANXESS Group employed 2,757 people as of September 30, 2007, compared with 3,083 as of December 31, 2006. The number of employees in Germany fell from 8,263 to 7,859 as a result of divestitures and restructuring projects. In the Americas region the number of employees dropped to 2,684 from 3,094 as of December 31, 2006, while the number of employees in the Asia-Pacific region decreased from 2,041 to 1,359. Adjusting for the number of people who left the Group as a result of the Lustran Polymers transaction, we reported a planned increase of 47 people in the Asia-Pacific region that is largely attributable to the establishment of the South Korean subsidiary at the end of 2006.

Contact
Please do not hesitate to contact us if you have any questions or comments.

Contact in Corporate Communications
Christoph Sieder
Head of Corporate Communications
Tel. +49 (0) 214 30 33333
E-mail: mediarelations@lanxess.com

Contact in Investor Relations
Michael Pontzen
Head of Investor Relations
Tel. +49 (0) 214 30 33333
E-mail: ir@lanxess.com

Masthead
LANXESS AG
51369 Leverkusen,
Germany
Tel. +49 (0) 214 30 33333
www.lanxess.com

Concept and design
Kirchhoff Consult AG, Munich,
Germany

Photography
Claudia Kempf, Wuppertal,
Germany

English edition
Bayer Industry Services GmbH & Co. OHG
Language Service

Printed by
Kunst- und Werbedruck, Bad Oeynhausen,
Germany

2008 Financial Calendar	
March 11, 2008	Publication of 2007 Annual Report
May 14, 2008	Interim Report Q1 2008
May 29, 2008	4th Annual Stockholders' Meeting
August 13, 2008	Interim Report Q2 2008
November 13, 2008	Interim Report Q3 2008

Disclaimer

LANXESS AG
51369 Leverkusen
Germany
Tel. +49 (0) 214 30 33333
www.lanxess.com

END

LANXESS
Energizing Chemistry